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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                     BINGHAM FINANCIAL SERVICES CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  090433 10 3
                     (CUSIP Number of Class of Securities)

                              JEFFREY P. JORISSEN
                     BINGHAM FINANCIAL SERVICES CORPORATION
                        31700 MIDDLEBELT ROAD, SUITE 125
                          FARMINGTON HILLS, MI  48334
                                 (248) 932-9656
                 (Name, address and telephone number of person
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)


                                JANUARY 2, 1998
            (Date of Event which Requires Filing of this Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                               Page 1 of 5 Pages
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CUSIP No.   090433 10 3               13D                      Page 2 of 5 Pages



                                 SCHEDULE 13D
  CUSIP No. 090433 10 3

  1      NAME OF REPORTING PERSON          MILTON M. SHIFFMAN

         S.S. or I.R.S. Identification No. of Above Person

                                           ###-##-####

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]

  3      SEC USE ONLY

  4      SOURCE OF FUNDS*                    PF

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                           UNITED STATES

       NUMBER OF       7       SOLE VOTING POWER                 74,167
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                       8       SHARED VOTING POWER               -0-

                       9       SOLE DISPOSITIVE POWER            74,167

                       10      SHARED DISPOSITIVE POWER          -0-

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 74,167 (SEE ITEM 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        5.72%

  14     TYPE OF REPORTING PERSON*       IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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CUSIP No.   090433 10 3               13D                      Page 3 of 5 Pages


ITEM 1.          SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Bingham Financial Services Corporation, a Michigan corporation ("Bingham" or the "Company"). The Company's principal executive offices are located at 31700 Middlebelt Road, Suite 125, Farmington Hills, Michigan 48334.

ITEM 2.          IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Dr. Milton M. Shiffman (the "Reporting Person"). The Reporting Person's business address is 31700 Middlebelt Road, Suite 145, Farmington Hills, Michigan 48334. The Reporting Person is a Director of the Company and the Chairman of the Board of Sun Communities, Inc., a Maryland corporation, whose common stock is listed on the New York Stock Exchange. During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person purchased 50,000 shares of Common Stock for $500,000 in November 1997, 14,000 shares of Common Stock for $133,000 in December 1997 and 8,500 shares of Common Stock for $80,750 in January 1998.
The funds used for the purchases reported herein were derived from the personal funds of the Reporting Person.

ITEM 4.          PURPOSE OF TRANSACTION.

November 1997

         In November 1997, the Reporting Person acquired 50,000 shares of Common Stock in the Company's initial public offering to be held as a personal investment.

December 1997

         On December 23, 1997, the Reporting Person acquired 12,000 shares of Common Stock in the open market to be held as a personal investment. On December 28, 1997, the Reporting Person acquired 2,000 shares of Common Stock in the open market to be held as a personal investment.

January 1998

         On January 2, 1998, the Reporting Person acquired 8,500 shares of Common Stock in the open market to be held as a personal investment.





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CUSIP No.   090433 10 3              13D                       Page 4 of 5 Pages


         The Reporting Person is currently a member of the Company's Board of Directors. The Reporting Person may acquire additional shares of the Common Stock from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Common Stock and general economic and market conditions. The Reporting Person does not have any present plans or proposals which would relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person is the beneficial owner of 74,167 shares of Common Stock, which represents approximately 5.72% of the outstanding shares of Common Stock according to information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997. Specifically, the Reporting Person is the record owner of 72,500 shares of Common Stock, and, pursuant to Rule 13d-3, the beneficial owner of 1,667 shares of Common Stock by virtue of his currently exercisable option to acquire that number of shares of Common Stock.

         (b) The Reporting Person maintains the sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of, all of the shares of Common Stock he beneficially owns.

         (c) As described in Section 4, the Reporting Person acquired 14,000 shares of Common Stock at $9.50 per share for $133,000 in December 1997 and acquired 8,500 shares of Common Stock at $9.50 per share for $80,750 in January 1998.

         (d)     None.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person holds:

         (a) a currently exercisable stock option to purchase 1,667 shares of Common Stock at $10.00 per share that expires on November 13, 2007.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.





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CUSIP No.   090433 10 3              13D                       Page 5 of 5 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 25, 1998

                                        /s/ Milton M. Shiffman
                                        ----------------------------------
                                        Milton M. Shiffman